MIRAMAR MINING CORPORATION 300 – 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 (604) 985-2572 Fax: (604) 980-0731

May 19, 2006

United States Securities and Exchange Commission
Attention:   Ceclia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.   20549-5546

Re:	Miramar Mining Corporation Form 40-F for the Fiscal Year Ended December 31, 2005 Filed April 3, 2006 File No. 1-31436

Dear Ms. Blye:

        This letter responds to your letter dated May 19, 2006 which provided a comment of the staff of the U.S. Securities and Exchange Commission (the “Commission”) on the annual report on Form 40-F (the “40-F”) of Miramar Mining Corporation (“Miramar”).

Miramar’s response to the staff’s comment is as follows:

The staff’s comment was:

General

1.	It appears from public media reports that your President and Chief Executive Officer, Mr. Walter Berukoff, is also the Chairman and Chief Executive Officer of Leisure Canada, Inc. whose wholly-owned subsidiary, Wilton Properties Ltd., is engaged in a joint venture with the Cuban Ministry of Tourism’s affiliate, Gran Antilla, to develop 11 hotels in Cuba. Cuba is identified as a state sponsor of terrorism by the U.S. State Department, and is subject to asset controls and export controls administered by the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department’s Bureau of Industry and Security.

In light of the fact that your CEO is also the CEO of a company that has operations in a country identified as a state sponsor of terrorism, please discuss the materiality of Leisure Canada’s business activities in Cuba to your company, and whether those activities constitute a material investment risk for your security holders. Address specifically the impact Leisure Canada’s Cuban operations may have upon your reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. Moreover, the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. In addition, Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. While Miramar does not appear to have any direct operations in Cuba, your materiality analysis should address the potential impact the investor sentiment evidenced by these actions directed toward companies operating in Cuba may have upon Miramar as a company under common control with a company that has operations in Cuba.

Miramar’s response is:

As reported in the Form 40-F, our President and Chief Executive Officer is Anthony P. Walsh. Mr. Berukoff has not been an officer or director of Miramar since 1999. Neither Miramar nor any of its subsidiaries has any material relationship with Mr. Berukoff, Leisure Canada, Inc. or Wilton Properties Ltd. Miramar and its subsidiaries have no assets or operations in Cuba. Accordingly, Miramar believes that no amendment to its public filings is necessary.

Miramar hereby acknowledges that:

•	Miramar is responsible for the adequacy and accuracy of the disclosure in its filings under the United States Securities Exchange Act of 1934;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to Miramar’s filings; and

•	Miramar may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please do not hesitate to contact the undersigned if you should have any questions concerning Miramar’s response or require additional information.

Very truly yours, Miramar Mining Corporation By “David Long” (signed) A. David Long Vice President Legal and Corporate Secretary